  Exhibit 99.1

High Tide Opens Third Canna Cabana Store in Vancouver, British Columbia

CALGARY, AB, Oct. 25, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that its Canna Cabana retail cannabis store located at 5628 Dunbar Street in Vancouver, British Columbia, will begin selling recreational cannabis products and consumption accessories for adult use today at 4:20 PM. This opening marks High Tide's 141st Canna Cabana branded retail cannabis location in Canada, fourth in British Columbia and third in Vancouver. This is the first Canna Cabana location in Dunbar Village, Vancouver, located around the corner from a major national grocery chain and a popular Vancouver liquor store. It is also a short drive from both the University of British Columbia and Langara College, which collectively have a student population of over 80,000.

High Tide Inc. October 25, 2022 (CNW Group/High Tide Inc.)

"I am pleased to announce the opening of our third Canna Cabana location in Vancouver, which is the epicentre of world-famous BC bud. Vancouver is an important market to expand our Canna Cabana brand into due to its large population, popularity with tourists and favourable municipal distance requirements between Cannabis stores, yielding greater returns over other markets. Through the opening of this Dunbar Village store, we are further expanding our innovative discount club model, which provides a large assortment of high-quality cannabis and cutting-edge consumption accessories at unbeatable prices", said Raj Grover, President and Chief Executive Officer of High Tide. "Our other three locations in BC, which include Fort St John in Northern British Columbia as well as Yaletown and Olympic village locations in Vancouver, continue to see increasing customer counts and sales. This Dunbar location is the second organically built retail store for High Tide in British Columbia and, combined with recent acquisitions of Choom and Jimmy's Cannabis stores, brings us close to ending the 2022 calendar year with 8 stores in the province, the maximum currently permitted for any entity," added Mr. Grover.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised cannabis retail chain in Canada, with 141 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the annual Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; the Company completing the development of its cannabis retail stores; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the Company's ability to complete its proposed acquisition; the anticipated reach of having eight stores in British Columbia by the end of 2022; the Company becoming the largest revenue-generating cannabis company reporting in Canada dollars; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, the distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated goal of having eight stores in British Columbia by the end of 2022; the Company will complete its proposed acquisitions; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; the Company will complete the development of its cannabis retail stores; the Company will become the largest revenue-generating cannabis company reporting in Canada dollars; and the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; risk that the Company will not become the largest revenue-generating cannabis company reporting in Canada dollars; and risks that the Company will not be able to continue to grow its online retail portfolio through further strategic and accretive acquisitions on the favourable terms or at all.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 25-OCT-22